Exhibit 99.1

COSCIENS Biopharma Inc. (formerly Aeterna Zentaris Inc.)

Condensed Interim Consolidated Financial Statements

As of September 30, 2025, and for the nine months ended September 30, 2025, and 2024

(In thousands of US dollars)

(Unaudited)

Condensed Interim Consolidated Statements of Financial Position	2
Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity	3
Condensed Interim Consolidated Statements of Loss and Comprehensive Loss	4
Condensed Interim Consolidated Statements of Cash Flows	5
Notes to the Condensed Interim Consolidated Financial Statements	6

1

COSCIENS Biopharma Inc. (formerly Aeterna Zentaris Inc.)

Condensed Interim Consolidated Statements of Financial Position

(In thousands of US dollars)

(Unaudited)

	As of September 30, 2025	As of December 31, 2024
	$	$
ASSETS
Current assets
Cash and cash equivalents	8,524	16,393
Trade and other receivables	1,605	2,357
Inventories (note 4)	1,759	2,691
Income taxes receivable	-	114
Prepaid expenses and other assets (note 5)	1,661	2,426
Assets held for sale (note 6)	286	-
Total current assets	13,835	23,981
Non-current assets
Restricted cash and cash equivalents	132	123
Property and equipment (note 7)	9,892	10,966
Total non-current assets	10,024	11,089
Total assets	23,859	35,070

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities (note 8)	1,948	4,730
Provisions	329	376
Income taxes payable	118	105
Current portion of deferred revenues (note 3)	19	120
Current portion of lease liabilities	212	271
Warrant liability (note 10)	1,352	1,563
DSU liability	5	48
Total current liabilities	3,983	7,213
Non-current liabilities
Deferred revenues (note 3)	1,030	914
Provisions	-	9
Lease liabilities	1,959	2,039
Employee future benefits (note 9)	11,807	11,734
Total non-current liabilities	14,796	14,696
Total liabilities	18,779	21,909
Shareholders’ equity
Share capital (note 11)	22,622	22,486
Contributed surplus	4,168	4,268
Retained earnings (accumulated deficit)	(19,048)	(12,110)
Accumulated other comprehensive loss	(2,662)	(1,483)
Total Shareholders’ equity	5,080	13,161
Total liabilities and shareholders’ equity	23,859	35,070

Commitments (note 15)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Approved by the Board of Directors

/s/ Peter H. Puccetti	/s/ David G. Spear
Peter H. Puccetti, Chair of the Board	David G. Spear, Director

2

COSCIENS Biopharma Inc. (formerly Aeterna Zentaris Inc.)

Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity

For the nine months ended September 30, 2025, and 2024

(In thousands of US dollars)

(Unaudited)

	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total
	$	$	$	$	$
Balance – January 1, 2025	22,486	4,268	(12,110)	(1,483)	13,161
Net loss	-	-	(8,175)	-	(8,175)
Other comprehensive loss:
Foreign currency translation adjustments	-	-	-	(1,179)	(1,179)
Actuarial gain on defined benefit plan (note 9)	-	-	1,237	-	1,237
Comprehensive loss			(6,938)	(1,179)	(8,117)
Share-based compensation costs	-	(16)	-	-	(16)
Exercise of warrants (note 10)	52	-	-	-	52
Exercise of DSUs (equity settled)	84	(84)	-	-	-
Balance – September 30, 2025	22,622	4,168	(19,048)	(2,662)	5,080

	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total
	$	$	$	$	$
Balance – January 1, 2024	13,517	3,874	4,356	(712)	21,035
Net loss	-	-	(8,578)	-	(8,578)
Other comprehensive loss:
Foreign currency translation adjustments	-	-	-	(841)	(841)
Actuarial loss on defined benefit plan	-	-	(936)	-	(936)
Comprehensive loss			(9,514)	(841)	(10,355)
Acquisition of Aeterna Zentaris Inc.	8,485	9	-	-	8,494
Share-based compensation costs	-	454	-	-	454
Exercise of warrants	386	-	-	-	386
Balance – September 30, 2024	22,388	4,337	(5,158)	(1,553)	20,014

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

3

COSCIENS Biopharma Inc. (formerly Aeterna Zentaris Inc.)

Condensed Interim Consolidated Statements of Loss and Comprehensive Loss

For the three months ended September 30, 2025, and 2024

(In thousands of US dollars)

(Unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2025	2024	2025	2024
	$	$	$	$
Revenues (note 3)	1,483	1,871	5,732	6,265
Cost of sales	(862)	(914)	(3,694)	(3,585)
Gross profit	621	957	2,038	2,680

Research and development	527	2,799	2,351	5,391
Selling, general and administrative	2,101	2,992	7,664	7,702
Impairment of property and equipment (note 7)	240	-	240	-
Write-down of inventory (note 4)	76	-	76	-
Impairment of intangible assets	-	1,459	-	1,459
Total operating expenses	2,944	7,250	10,331	14,552
Loss from operations	(2,323)	(6,293)	(8,293)	(11,872)

Foreign exchange loss	(32)	(55)	(166)	(13)
Finance costs	(43)	(22)	(136)	(106)
Interest income	57	210	246	293
Other income	4	21	20	96
Change in fair value of warrant and DSU liabilities	518	272	154	2,026
Other income	504	426	118	2,296

Loss before income taxes	(1,819)	(5,867)	(8,175)	(9,576)

Income tax recovery (expense)	-	112	-	998
Net loss	(1,819)	(5,755)	(8,175)	(8,578)

Other comprehensive loss:
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation adjustments	(196)	(334)	(1,179)	(841)
Items that will not be reclassified subsequently to profit or loss:
Actuarial gain (loss) on defined benefit plans (note 9)	(2)	(936)	1,237	(936)
Comprehensive loss	(2,017)	(7,025)	(8,117)	(10,355)

Basic and diluted loss per share (note 13)	(0.57)	(1.85)	(2.59)	(3.58)

Weighted average number of shares outstanding (basic and diluted)	3,177,261	3,106,503	3,159,381	2,394,927

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

4

COSCIENS Biopharma Inc. (formerly Aeterna Zentaris Inc.)

Condensed Interim Consolidated Statements of Cash Flows

For the three months ended September 30, 2025, and 2024

(In thousands of US dollars)

(Unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2025	2024	2025	2024
	$	$	$	$
Cash flows from operating activities
Net loss for the period	(1,819)	(5,755)	(8,175)	(8,578)
Items not affecting cash and cash equivalents:
Depreciation and amortization	287	479	899	1,215
Share-based compensation costs	(21)	427	(100)	454
Impairment of intangible assets	-	1,459	-	1,459
Impairment of property and equipment	240		240	-
Write-down of inventory	76	-	76	-
Employee future benefits	111	135	314	178
Amortization of deferred revenues	2	(39)	(112)	(39)
Change in fair value of warrant and DSU liabilities	(523)	(271)	(162)	(2,026)
Other non-cash items	20	23	164	34
Income tax recovery	-	(112)	-	(998)
Changes in operating assets and liabilities (note 12)	951	(4,125)	(147)	(3,268)
Net cash used in operating activities	(676)	(7,779)	(7,003)	(11,569)

Cash flows from financing activities
Payments on DSU’s	-	(74)	(42)	(74)
Payments on lease liabilities	(85)	(114)	(350)	(312)
Net cash used in financing activities	(85)	(188)	(392)	(386)

Cash flows from investing activities
Acquisition of Aeterna Zentaris Inc.	-	-	-	26,037
Purchase of property and equipment	4	(131)	(660)	(852)
Proceeds on disposal of property and equipment	-	-	5	-
Changes in restricted cash equivalents	-	214	(4)	214
Net cash provided by (used in) investing activities	4	83	(659)	25,399
Effect of exchange rate changes on cash and cash equivalents	(52)	78	185	(124)

Net change in cash and cash equivalents	(809)	(7,806)	(7,869)	13,320
Cash and cash equivalents – Beginning of period	9,333	27,804	16,393	6,678
Cash and cash equivalents – End of period	8,524	19,998	8,524	19,998

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

5

COSCIENS Biopharma Inc. (formerly Aeterna Zentaris Inc.)

Notes to the Condensed Interim Consolidated Financial Statements

As of September 30, 2025, and for the three months ended September 30, 2025, and 2024

(In thousands of US dollars, except share and per share data and as otherwise noted)

(Unaudited)

1.	Business overview

Summary of business

COSCIENS Biopharma Inc. and its subsidiaries (the “Company”), formerly Aeterna Zentaris Inc., is a Life Science company developing and commercializing a diversified portfolio of products for the cosmeceutical, nutraceutical and pharmaceutical markets. These products are produced using the Company’s proprietary technologies. The Company’s patented technologies include the Pressurized Gas eXpanded (PGX) technology, which is a unique technology that generates high-value yields of active ingredients from natural based resources for use in novel cosmeceutical, nutraceutical and pharmaceutical products. The Company’s two value-driving products, oat beta glucan and avenanthramides, are found in many household name cosmetic and personal care brands. These products are manufactured from the Company’s proprietary oat extraction manufacturing technology and are known for their well-documented health benefits.

These unaudited condensed interim consolidated financial statements were approved by the Board of Directors (the “Board”) on November 11, 2025.

These condensed interim consolidated financial statements have been prepared on the basis that the Company will continue as a going concern, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

During the three-month period ended September 30, 2025, the Company incurred a net loss and had negative cash flow from operating activities of $1,819 and $676 respectively. During the nine-month period ended September 30, 2025, the Company incurred a net loss and had negative cash flow from operating activities of $8,175 and $7,003 respectively. As at September 30, 2025, the Company had an accumulated deficit of $19,048.

Assessing the Company’s ability to continue as a going concern necessitates significant judgment, relying on detailed financial forecasts with inherent estimates related to future sales, operating costs, research and development expenses, and capital expenditures. While the Company currently anticipates that its cash on hand and projected future cash flows from operations will be sufficient to cover its financial liabilities as they become due for at least the next twelve months from the issuance date of these condensed interim consolidated financial statements, these future cash flows are subject to several factors beyond the Company’s control.

A significant portion of the Company’s revenue is derived from a single customer primarily located in the United States (Note 14), exposing the Company to potential volatility in cash flows. Furthermore, on August 1st, 2025, the President of the United States issued executive orders imposing 35% tariffs on imports from Canada, up from the previous 25%, with an exemption for The Canada-United States-Mexico Agreement (“CUSMA”)-compliant goods. Although the Company’s product sales to the US are CUSMA compliant, the Company is monitoring the potential direct and indirect impacts of tariffs, retaliatory tariffs, or other trade protectionist measures. As a result, the Company is exposed to uncertainty in cash flows from operations and consequently, there is no assurance that projected revenue and positive cash flows will be realized. Failure to achieve these projections could require the Company to reduce or curtail operations and development activities, harming the business, financial condition, and results of operations. The Company has implemented a comprehensive strategic plan that focuses on initiatives to conserve cash. As part of this plan, management is actively evaluating its overall manufacturing process and procurement strategy to identify potential areas for future margin improvement and cost reduction. Actions taken to date included reduced spending on research and development activities, lower capital expenditures and the restructuring of operations. The Company has begun executing the strategic plan and will continue to do so as necessary, based on cash availability. There is no assurance on the availability of future funding which could impact the Company’s ability to continue as a going concern.

6

COSCIENS Biopharma Inc. (formerly Aeterna Zentaris Inc.)

Notes to the Condensed Interim Consolidated Financial Statements

As of September 30, 2025, and for the three months ended September 30, 2025, and 2024

(In thousands of US dollars, except share and per share data and as otherwise noted)

(Unaudited)

As such, there is material uncertainty that raises substantial doubt about the Company’s ability to continue as a going concern for a period of at least 12 months from the date of issuance of these condensed interim consolidated financial statements.

The condensed interim consolidated financial statements have been prepared on a going concern basis and do not include any adjustments that might be necessary if the going concern assumption was not appropriate. If the going concern assumption was not appropriate for these interim financial statements, then adjustments would be necessary to the carrying value of assets and liabilities, and the classification of items in the condensed interim consolidated statements of financial position. Such adjustments could be material.

2.	Basis of presentation

These unaudited condensed interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).

The unaudited condensed interim consolidated financial statements do not include all the notes normally included in annual consolidated financial statements. The unaudited condensed interim consolidated financial statements reflect all normal and reoccurring adjustments that are, in the opinion of management, necessary for a fair presentation of the results for the interim periods presented. Accordingly, these unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s annual consolidated financial statements as of and for the year ended December 31, 2024.

The accounting policies used in these condensed interim consolidated financial statements are consistent with those presented in the Company’s annual consolidated financial statements.

Transaction

On December 14, 2023, Aeterna Zentaris Inc. (“Aeterna”) and Ceapro Inc. (“Ceapro”) entered into a binding arrangement agreement pursuant to which Aeterna would acquire all of the issued and outstanding common shares of Ceapro (the “Transaction”) by way of a plan of arrangement. The Transaction was consummated on June 3, 2024.

Following the closing of the Transaction, former shareholders of Ceapro owned approximately 50% of the Aeterna common shares on a fully diluted basis and former shareholders of Aeterna owned approximately 50% of the Aeterna common shares on a fully diluted basis. For financial reporting and accounting purposes, Ceapro is the acquirer of Aeterna in the Transaction. The condensed interim consolidated financial statements of COSCIENS Biopharma Inc. as of September 30, 2025 and December 31, 2024 and for the three months and nine months ended September 30, 2025 and 2024 reflect the results of operations and financial position of Ceapro for the periods presented and includes the results of operations of Aeterna subsequent to the Transaction, which was completed on June 3, 2024.

Reclassifications

Certain prior period amounts have been reclassified to conform to current period presentation. In the consolidated statements of loss for the nine months ended September 30, 2024, the general and administration expenses of $1,653 and the sales and marketing expenses of $3 were reclassified within Selling, general and administrative expenses.

7

COSCIENS Biopharma Inc. (formerly Aeterna Zentaris Inc.)

Notes to the Condensed Interim Consolidated Financial Statements

As of September 30, 2025, and for the three months ended September 30, 2025, and 2024

(In thousands of US dollars, except share and per share data and as otherwise noted)

(Unaudited)

New standards and amendments

Several amendments apply for the first time for reporting periods beginning after January 1, 2025, but do not have an impact on the interim condensed consolidated financial statements of the Company. The IASB has published several new, but not yet effective, standards, amendments to existing standards, and interpretations. None of these standards, amendments to existing standards, or interpretations have been early adopted by the Company, and management anticipates that all relevant pronouncements will be adopted for the first period beginning on or after the effective date of the pronouncement.

Critical accounting estimates and judgements

The preparation of condensed interim consolidated financial statements in accordance with IFRS Accounting Standards requires management to make judgements, estimates and assumptions about the future that affect the reported amounts of the Company’s assets, liabilities, revenues, expenses and related disclosures. Judgements, estimates and assumptions are based on historical experience, expectations, current trends and other factors that management believes to be relevant at the time at which the Company’s condensed interim consolidated financial statements are prepared.

Management reviews, on a regular basis, the Company’s accounting policies, assumptions, estimates and judgements in order to ensure that the condensed interim consolidated financial statements are presented fairly and in accordance with IFRS Accounting Standards applicable to interim financial statements. Revisions to estimates are recognized prospectively. Critical accounting estimates and assumptions are those that have a significant risk of causing material adjustment and are often applied to matters or outcomes that are inherently uncertain and subject to change. As such, management cautions that future events often vary from forecasts and expectations and that estimates routinely require adjustment.

Critical accounting estimates and assumptions, as well as critical judgements used in applying accounting policies in the preparation of the Company’s condensed interim consolidated financial statements, were the same as those applied to Company’s annual consolidated financial statements as of and for the year ended December 31, 2024, other than the following:

Impairment of property and equipment

The Company is required to make judgments in assessing at the end of each reporting period whether there is any indication that an asset may be impaired. In making this assessment, the Company uses various indicators including, but not limited to, the impact of the US tariffs on the Company’s product sales, sustained decreases in revenue and profitability. When such an indication exists, the Company makes a number of estimates when determining the recoverable amount of an asset or a cash-generating unit, see note 6 and note 7.

8

COSCIENS Biopharma Inc. (formerly Aeterna Zentaris Inc.)

Notes to the Condensed Interim Consolidated Financial Statements

As of September 30, 2025, and for the three months ended September 30, 2025, and 2024

(In thousands of US dollars, except share and per share data and as otherwise noted)

(Unaudited)

3.	Revenue

The Company derives revenue from the transfer of goods at a point in time in the following categories:

	Three months ended		Nine months ended
	September 30,		September 30,
	2025	2024	2025	2024
	$	$	$	$
Active ingredients	1,476	1,707	5,280	6,098
Pharmaceutical	7	164	452	167
	1,483	1,871	5,732	6,265

Deferred revenue

The deferred revenue balance primarily relates to the advance consideration received in the form of non-refundable non-creditable upfront payment and milestone payments relating to list price approvals of Ghryvelin™ in the United Kingdom, Spain and Germany as per an exclusive licensing agreement for the commercialization of macimorelin (the “Licensed Product”) in the European Economic Area and the United Kingdom and an exclusive supply agreement for a period of ten years, subject to renewal, to supply such Licensed Product.

Revenue for this contract will be recognized based on units of Licensed Product supplied. The total units that the Company expects to supply pursuant to the Pharmanovia Agreement is an estimate, based on current projections and anticipated market demand, and therefore will be a significant judgment that will be relied upon when using the outputs method to recognize revenue. The Company expects to recognize the balance of the deferred revenue over the remaining period of eight years based on related patent application initiatives. For the three months and nine months ended September 30, 2025, the Company recognized $nil (2024 - $39) and $112 (2024 - $39) respectively as revenue from the deferred revenue.

Liabilities related to contracts with customers

The following table provides a summary of deferred revenue balances:

	September 30, 2025
	Current	Non-current	Total
	$	$	$
Pharmanovia	13	985	998
NK Meditech	6	45	51
	19	1,030	1,049

	December 31, 2024
	Current	Non-current	Total
	$	$	$
Pharmanovia	115	875	990
NK Meditech	5	39	44
	120	914	1,034

9

COSCIENS Biopharma Inc. (formerly Aeterna Zentaris Inc.)

Notes to the Condensed Interim Consolidated Financial Statements

As of September 30, 2025, and for the three months ended September 30, 2025, and 2024

(In thousands of US dollars, except share and per share data and as otherwise noted)

(Unaudited)

4.	Inventories

The Company had the following inventories at the end of each reporting period:

	September 30,	December 31,
	2025	2024
	$	$
Raw materials	660	737
Work in progress	738	1,655
Finished goods	361	299
	1,759	2,691

Inventories expensed to cost of goods sold during the three-month period ended September 30, 2025, are $841 (September 30, 2024 - $887) and the nine-month period ended September 30, 2025, are $3,430 (September 30, 2024 - $3,354).

During the three-months ended September 30, 2025, the Company recorded an inventory write-down of $76 in the condensed interim consolidated financial statements to reflect inventory at the lower of cost and net realizable value. This write-down relates to the decision to suspend operations for the cosmeceutical product line.

5.	Prepaid expenses and other assets

The Company had the following prepaid expenses at the end of each reporting period:

	September 30,	December 31,
	2025	2024
	$	$
Prepaid insurance	1,377	1,700
Prepaid research and development	128	516
Other	156	210
	1,661	2,426

6.	Assets held for sale

During the three-month period ended September 30, 2025, management made the decision to sell a heating, ventilation, and air conditioning (HVAC) system and an Ethanol Recovery System (ERS) by December 31, 2025 due to underutilization. Management has received a purchase offer of $250 for the ERS and is actively searching for a buyer for the HVAC. Both sales are expected to occur in the fourth quarter of 2025.

Refer to note 7 for information about assets that were classified as held for sale as at September 30, 2025

10

COSCIENS Biopharma Inc. (formerly Aeterna Zentaris Inc.)

Notes to the Condensed Interim Consolidated Financial Statements

As of September 30, 2025, and for the three months ended September 30, 2025, and 2024

(In thousands of US dollars, except share and per share data and as otherwise noted)

(Unaudited)

7.	Property and equipment

Components of the Company’s property and equipment are summarized below.

	Cost
	Equipment Not Available for Use	Equipment	Office and Computer Equipment	Buildings	Leasehold Improvements	Total
	$	$	$	$	$	$
At January 1, 2024	2,199	9,059	717	2,794	6,680	21,449
Acquisition of Aeterna	-	124	23	88	-	235
Additions	1,395	224	12	939	11	2,581
Impairment	(547)	-	-	-	(514)	(1,061)
Disposals	-	(989)	(321)	-	-	(1,310)
Impact of foreign exchange rate changes	(242)	(696)	(55)	(269)	(533)	(1,795)
At December 31, 2024	2,805	7,722	376	3,552	5,644	20,099
Additions	3	10	15	-	15	43
Impairment	(240)					(240)
Disposals	(288)	(190)	(167)	-	(2)	(647)
Impact of foreign exchange rate changes	93	371	37	114	187	802
At September 30, 2025	2,373	7,913	261	3,666	5,844	20,057

	Accumulated Depreciation
	Equipment Not Available for Use	Equipment	Office and Computer Equipment	Buildings	Leasehold Improvements	Total
	$	$	$	$	$	$
At January 1, 2024	-	5,148	613	1,313	2,730	9,804
Amortization	-	612	36	343	454	1,445
Disposals	-	(989)	(321)	-	-	(1,310)
Impact of foreign exchange rate changes	-	(399)	(47)	(121)	(239)	(806)
At December 31, 2024	-	4,372	281	1,535	2,945	9,133
Amortization	-	485	32	206	189	912
Disposals	-	(130)	(163)	-	(2)	(295)
Impact of foreign exchange rate changes	-	245	30	44	96	415
At September 30, 2025	-	4,972	180	1,785	3,228	10,165

	Carrying amount
	Equipment Not Available for Use	Equipment	Office and Computer Equipment	Buildings	Leasehold Improvements	Total
	$	$	$	$	$	$
At December 31, 2024	2,805	3,350	95	2,017	2,699	10,966
At September 30, 2025	2,373	2,941	81	1,881	2,616	9,892

During the nine-month period ended September 30, 2025, the Company retired fully depreciated assets no longer in use of $249 (2024 - $nil).

11

COSCIENS Biopharma Inc. (formerly Aeterna Zentaris Inc.)

Notes to the Condensed Interim Consolidated Financial Statements

As of September 30, 2025, and for the three months ended September 30, 2025, and 2024

(In thousands of US dollars, except share and per share data and as otherwise noted)

(Unaudited)

Included in the net carrying amount of property and equipment at September 30, 2025, are right-of-use assets relating to buildings, in the amount of $1,881 (December 31, 2024 - $1,990).

Disposals during the nine-month period ended September 30, 2025 include equipment reclassified to assets held for sale in the amount of $286 after impairment (note 6).

Assets classified as held for sale during the reporting period as described in note 6 were measured at the lower of carrying value and fair value less costs to sell at the time of the reclassification, resulting in the recognition of an impairment loss of $240 in the condensed interim consolidated financial statements. The fair value of the equipment was determined using the market approach, which is a level 3 measurement under the fair value hierarchy.

The Company considers the implementation of US tariffs during the period ended September 30, 2025 as a potential impairment indicator, which is amplified by the prevailing economic climate, pressures on gross margins, persistent revenue volatility, and ongoing operating losses. As a result, the Company performed an impairment assessment on the Active Ingredient CGU based on various probability-weighted scenarios concerning the impact of the US tariffs. The cash flows are derived from the budget for the next five years and do not include restructuring activities that the Company is not yet committed to or significant future investments that will enhance the performance of the assets of the CGU being tested. The significant estimates used in the determination of value in use included forecasted revenues, costs, growth rate, discount rate and the continuation of the CUSMA exemption on the Company’s sales to the US as being the most likely scenario. The recoverable amount of the CGU tested was estimated to be higher than its carrying amount and no impairment was required. No reasonable change in the discount rate or the terminal value growth could cause the carrying amount to exceed the recoverable amount. However, the removal of the CUSMA exemption and the subsequent prolonged application of US tariffs on the Company’s sales could potentially necessitate the recognition of an impairment loss in future periods.

8.	Accounts payable and accrued liabilities

The Company had the following accounts payable and accrued expenses at the end of each reporting period:

	September 30,	December 31,
	2025	2024
	$	$
Trade accounts payable	1,030	2,407
Accrued research and development costs	224	1,344
Accrued employee benefits	288	607
Payroll tax and other statutory liabilities	(20)	25
Other accrued liabilities	426	347
	1,948	4,730

12

COSCIENS Biopharma Inc. (formerly Aeterna Zentaris Inc.)

Notes to the Condensed Interim Consolidated Financial Statements

As of September 30, 2025, and for the three months ended September 30, 2025, and 2024

(In thousands of US dollars, except share and per share data and as otherwise noted)

(Unaudited)

9.	Employee future benefits

The change in the Company’s employee future benefit obligations is summarized as follows:

	Nine months ended September 30, 2025			Year ended December 31, 2024
	Pension	Other
	benefit plans	benefit plans	Total	Total
	$	$	$	$
Change in plan liabilities
Balances – Beginning of the period	22,316	87	22,403	22,136
Current service cost	55	(54)	1	59
Interest cost	612	2	614	471
Actuarial loss (gain) from changes in financial assumptions	(1,237)	(2)	(1,239)	1,186
Benefits paid	(606)	(1)	(607)	(496)
Impact of foreign exchange rate changes	2,320	10	2,330	(953)
Balances – End of the period	23,460	42	23,502	22,403

Change in plan assets
Balances – Beginning of the period	10,669	-	10,669	10,972
Interest income from plan assets	295	-	295	236
Employer contributions	25	-	25	23
Employee contributions	6	-	6	7
Benefits paid	(223)	-	(223)	(149)
Remeasurement of plan assets	-	-	-	28
Unrecognized Asset due to Asset Ceiling	(311)	-	(311)	-
Impact of foreign exchange rate changes	1,235	-	1,235	(448)
Balances – End of the period	11,696	-	11,696	10,669

Net liability of the unfunded plans	11,765	42	11,807	11,165
Net liability of the funded plans	-	-	-	569
Net amount recognized as Employee future benefits	11,765	42	11,807	11,734

Amounts recognized:
In net loss	366	(54)	312	288
Actuarial gain (loss) on defined benefit plans in other comprehensive loss	1,237	-	1,237	(1,157)

The calculation of the employee future benefit obligation is sensitive to the discount rate assumption and other assumptions such as the rate of the pension benefit increase. Discount rates were 3.90% as of September 30, 2025, and 3.40% as of December 31, 2024, causing the variances in the actuarial gain on defined benefit plan during the nine months ended September 30, 2025.

13

COSCIENS Biopharma Inc. (formerly Aeterna Zentaris Inc.)

Notes to the Condensed Interim Consolidated Financial Statements

As of September 30, 2025, and for the three months ended September 30, 2025, and 2024

(In thousands of US dollars, except share and per share data and as otherwise noted)

(Unaudited)

10.	Warrants

Warrant activity for the nine months ended September 30, 2025, was as follows:

	Warrants	Weighted average exercise price	Amount
	#	$	$
Balance – December 31, 2024	668,138	2.35	1,563
Exercised	(16,588)	0.01	(52)
Expired	(67,339)	58.90	-
Change in fair value of warrants	-	-	(159)
Balance – September 30, 2025	584,211	6.52	1,352

The fair value of the liability, classified as warrant liability, is subsequently remeasured at each reporting date and at settlement date using the Black-Scholes option pricing model, with changes in fair value recognized in profit or loss. At September 30, 2025, the following warrants were outstanding:

Issuance date	Number	Weighted average remaining contractual life	Weighted average exercise price
	#	years	$
August 2020	17,310	0.35	47.00
February 2021	16,507	0.39	181.25
June 2024	550,394	1.67	0.01
Balance – September 30, 2025	584,211	1.60	6.52

11.	Shareholders’ equity

Share capital

The Company has authorized an unlimited number of common shares (being voting and participating shares) with no par value, as well as an unlimited number of preferred, first and second ranking shares, issuable in series, with rights and privileges specific to each class, with no par value.

As discussed in Note 1, Business Overview, on June 3, 2024, each outstanding Ceapro common share was exchanged for 0.02360 of an Aeterna common share. Accordingly, all common shares, stock options and per share amounts in these interim condensed consolidated financial statements have been retroactively adjusted for all periods presented to give effect to the share exchange.

14

COSCIENS Biopharma Inc. (formerly Aeterna Zentaris Inc.)

Notes to the Condensed Interim Consolidated Financial Statements

As of September 30, 2025, and for the three months ended September 30, 2025, and 2024

(In thousands of US dollars, except share and per share data and as otherwise noted)

(Unaudited)

	Common shares	Amount
	#	$
Balance – December 31, 2024	3,140,621	22,486
Granted	41,588	136
Balance – September 30, 2025	3,182,209	22,622

	Common shares	Amount
	#	$
Balance – December 31, 2023	1,847,593	13,517
Deemed issuance of shares to Aeterna shareholders	1,213,967	8,485
Granted	60,167	386
Balance – September 30, 2024	3,121,727	22,388

Share-based compensation

The compensation expense for the three months ended September 30, 2025, was $21 (2024 – $29) and for the nine months ended September 30, 2025, was $16 (2024 - $43) recognized over the vesting period. Option activity for the nine months ended September 30, 2025, and 2024, was as follows:

	Stock options	Weighted average exercise price
	#	$
Balance – January 1, 2025	76,024	25.77
Cancelled / Forfeited	(27,843)	13.83
Balance – September 30, 2025	48,181	31.27

	Stock options	Weighted average exercise price
	#	$
Balance – January 1, 2024	74,371	20.74
Granted - Replacement options	12,949	50.65
Cancelled / Forfeited	(7,258)	34.90
Balance – September 30, 2024	80,062	12.50

15

COSCIENS Biopharma Inc. (formerly Aeterna Zentaris Inc.)

Notes to the Condensed Interim Consolidated Financial Statements

As of September 30, 2025, and for the three months ended September 30, 2025, and 2024

(In thousands of US dollars, except share and per share data and as otherwise noted)

(Unaudited)

12.	Supplemental disclosure of cash flow information

	Three months ended		Nine months ended
	September 30,		September 30,
	2025	2024	2025	2024
	$	$	$	$
Changes in operating assets and liabilities:
Trade and other receivables	1,709	(978)	2,203	(1,662)
Inventory	(59)	(206)	950	688
Prepaid expenses and other current assets	583	266	517	(1,627)
Accounts payable and accrued liabilities	(927)	(3,566)	(2,877)	(983)
Deferred revenues	-	217	-	217
Provision for restructuring and other costs	(226)	273	(539)	274
Employee future benefits	(129)	(131)	(401)	(175)
	951	(4,125)	(147)	(3,268)

Additions of property and equipment of $0.5 million for the year ended December 31, 2024 were acquired on deferred payment terms, the settlement of which was made during nine-months ended September 30, 2025, resulting in a nil balance as at September 30, 2025.

16

COSCIENS Biopharma Inc. (formerly Aeterna Zentaris Inc.)

Notes to the Condensed Interim Consolidated Financial Statements

As of September 30, 2025, and for the three months ended September 30, 2025, and 2024

(In thousands of US dollars, except share and per share data and as otherwise noted)

(Unaudited)

13.	Net loss per share

The following table sets forth pertinent data relating to the computation of basic and diluted net loss per share attributable to common shareholders.

	Three months ended		Nine months ended
	September 30,		September 30,
	2025	2024	2025	2024
	$	$	$	$
Net loss	(1,819)	(5,755)	(8,175)	(8,578)
Basic and diluted weighted-average shares outstanding	3,177,261	3,106,503	3,159,381	2,394,927

Basic and diluted loss per share	(0.57)	(1.85)	(2.59)	(3.58)

Items excluded from the calculation of diluted net loss per share due to their anti-dilutive effect:
Stock options and DSUs	75,681	182,042	75,681	182,042
Warrants	584,211	674,532	584,211	674,532

14.	Segment information

As of September 30, 2025 and a result of the transaction, the Company has two reportable and operating segments: Active ingredient and Biopharmaceutical. The Company’s chief operating decision maker assesses the performance of the reportable segments based on revenues and operating loss before selling, general & administrative expenses, other income and tax by segment. Selling, general and administrative expenses are expenses and salaries related to centralized functions, such as corporate finance, legal, human resources and technology teams, which are not allocated to segments. Accounting policies applied for the Active ingredient and the Biopharmaceutical segments are identical to those used for the purposes of the consolidated financial statements as described in Note 2 of the annual consolidated financial statements.

Active ingredient

The Active ingredient segment involves the development of proprietary extraction technologies and the application of these technologies to the production and development and commercialization of active ingredients derived from oats and other renewable plant resources for healthcare and cosmetic industries. Active ingredients produced include oat beta glucan, oat oil and avenanthramides. These and similar manufactured products are sold primarily through distribution networks.

Biopharmaceutical

The Biopharmaceutical segment includes the results of Aeterna Zentaris from its acquisition on June 3, 2024 (Note 3). The segment involves the commercializing and developing pharmaceutical therapeutics and diagnostic tests, including the Company’s product, Macrilen® (macimorelin). The segment also includes remaining costs associated with the development of our pre-clinical pipeline to potentially address unmet medical needs across several indications with a focus on rare or orphan indications.

17

COSCIENS Biopharma Inc. (formerly Aeterna Zentaris Inc.)

Notes to the Condensed Interim Consolidated Financial Statements

As of September 30, 2025, and for the three months ended September 30, 2025, and 2024

(In thousands of US dollars, except share and per share data and as otherwise noted)

(Unaudited)

The table below summarizes the relevant financial information by operating segment:

	Three months ended September 30, 2025
	Active ingredient	Biopharmaceutical	Total
	$	$	$
Revenue	1,476	7	1,483
Cost of sales	(853)	(9)	(862)
Gross margin	623	(2)	621
Research and development	(377)	(150)	(527)
Impairment of property and equipment	(240)	-	(240)
Write-down of inventories	(76)	-	(76)
Loss from operations before SG&A and other income (expenses)	(70)	(152)	(222)
Selling, general & administrative			(2,101)
Loss from operations			(2,323)
Net other income			504
Loss before income taxes			(1,819)

	Three months ended September 30, 2024
	Active ingredient	Biopharmaceutical	Total
	$	$	$
Revenue	1,707	164	1,871
Cost of sales	(839)	(75)	(914)
Gross margin	868	89	957
Research and development	(599)	(2,200)	(2,799)
Impairment of intangible assets	-	(1,459)	(1,459)
Loss from operations before SG&A and other income (expenses)	269	(3,570)	(3,301)
Selling, general & administrative			(2,992)
Loss from operations			(6,293)
Net other income			426
Loss before income taxes			(5,867)

18

COSCIENS Biopharma Inc. (formerly Aeterna Zentaris Inc.)

Notes to the Condensed Interim Consolidated Financial Statements

As of September 30, 2025, and for the three months ended September 30, 2025, and 2024

(In thousands of US dollars, except share and per share data and as otherwise noted)

(Unaudited)

	Nine months ended September 30, 2025
	Active ingredient	Biopharmaceutical	Total
	$	$	$
Revenue	5,280	452	5,732
Cost of sales	(3,535)	(159)	(3,694)
Gross margin	1,745	293	2,038
Research and development	(1,307)	(1,044)	(2,351)
Impairment of property and equipment	(240)	-	(240)
Write-down of inventories	(76)	-	(76)
Loss from operations before SG&A and other income (expenses)	122	(751)	(629)
Selling, general & administrative			(7,664)
Loss from operations			(8,293)
Net other income			118
Loss before income taxes			(8,175)

	Nine months ended September 30, 2024
	Active ingredient	Biopharmaceutical	Total
	$	$	$
Revenue	6,098	167	6,265
Cost of sales	(3,506)	(79)	(3,585)
Gross margin	2,592	88	2,680
Research and development	(2,443)	(2,948)	(5,391)
Impairment of intangible assets	-	(1,459)	(1,459)
Loss from operations before SG&A and other income (expenses)	149	(4,319)	(4,170)
Selling, general & administrative			(7,702)
Loss from operations			(11,872)
Net other income			2,296
Loss before income taxes			(9,576)

Major Customer

During the three months ended September 30, 2025, the Company had export sales to one major distributor of the Company’s products representing 89% of total revenue (2024 - 72% of total revenue). During the nine months ended September 30, 2025, the Company had export sales to one major distributor of the Company’s products representing 83% of total revenue (2024 - 85% of total revenue). As at September 30, 2025, one customer represented 31% of total trade and other receivables (September 30, 2024 – one major customer amounted to 69%).

19

COSCIENS Biopharma Inc. (formerly Aeterna Zentaris Inc.)

Notes to the Condensed Interim Consolidated Financial Statements

As of September 30, 2025, and for the three months ended September 30, 2025, and 2024

(In thousands of US dollars, except share and per share data and as otherwise noted)

(Unaudited)

15.	Commitments and Contingencies

Significant expenditure under contracted supply agreements for at the end of the reporting period but not recognized as liabilities is as follows:

TOTAL
$
Less than 1 year	124
1 - 5 years	16
More than 5 years	-
140

The Company previously entered into license agreements with Agriculture Canada (AG) for a technology to increase the concentration of avenanthramides in selected oat and with University of Alberta for a Pressurized Gaz expanded Technology (PGX) for the processing of various polymers. The royalty percentage rate would be 2% strictly for sales made from avenanthramides produced from the AG technology while royalty percentage rates would range between 1.0% to 3.5% for sales made from products manufactured using the PGX Technology, the rate being according to the classification of the resulting product (cosmeceutical, nutraceutical, pharmaceutical).

20